UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

IN8bio, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

45674E 109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45674E 109	Page 2 of 6 Pages

1.	Name of Reporting Persons William Tai-Wei Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,645,400(1)
	6.	Shared Voting Power 255,499(2)
	7.	Sole Dispositive Power 2,645,400(1)
	8.	Shared Dispositive Power 145,999(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,900,899(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.1%(4)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 2,315,745 shares of Common Stock held of record by the Reporting Person and (ii) 329,655 shares of Common Stock underlying outstanding options held by the Reporting Person that are immediately exercisable or will be immediately exercisable within 60 days of August 3, 2023.

(2)

Consists of (i) 145,999 shares of Common Stock held of record by the Reporting Person’s two minor children and (ii) 109,500 shares of Common Stock held of record by certain other relatives of the Reporting Person, over which, under all but certain limited circumstances, the Reporting Person holds an irrevocable proxy, pursuant to voting agreements between the Reporting Person, the Issuer, and such stockholders.

(3)	Consists of 145,999 shares of Common Stock held of record by the Reporting Person’s two minor children.
(4)

The calculation is based on dividing (a) the aggregate number of shares of Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 31,601,145 shares of Common Stock outstanding as of as of August 7, 2023 as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023, and (ii) 329,655 shares of Common Stock underlying outstanding options held by the Reporting Person that are immediately exercisable or will be immediately exercisable within 60 days of August 3, 2023.

CUSIP No. 45674E 109	Page 3 of 6 Pages

Explanatory Note

This Schedule 13G discloses securities beneficially owned by the Reporting Person (defined below) as of August 3, 2023 and includes disclosures for which a Schedule 13G and Amendment No. 1 thereto were previously inadvertently not filed by the Reporting Person as of the years ended December 31, 2021 and 2022, respectively.

Item 1(a)	Name of Issuer

IN8bio, Inc., a Delaware corporation (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

350 5th Avenue, Suite 5330

New York, NY 10118

Item 2(a)	Name of Person Filing

This Schedule 13G is filed by William Tai-Wei Ho (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if none, Residence

c/o IN8bio, Inc.

350 5th Avenue, Suite 5330

New York, NY 10118

Item 2(c)	Citizenship

United States of America

Item 2(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share

Item 2(e)	CUSIP Number

45674E 109

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a

Not applicable.

Item 4	Ownership

(a)	Amount beneficially owned: See responses to Item 9 on the attached cover page.

(b)	Percent of class: See responses to Item 11 on the attached cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to direct the vote: See responses to Item 5 on the attached cover page.

(ii)	Shared power to direct the vote: See responses to Item 6 on the attached cover page.

(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on the attached cover page.

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on the attached cover page.

CUSIP No. 45674E 109	Page 4 of 6 Pages

A Schedule 13G was previously inadvertently not filed pursuant to Rule 13d-1(d) under the Act by the Reporting Person as of the year ended December 31, 2021. The Reporting Person’s beneficial ownership as of the year ended December 31, 2021 was as follows:

(a)	Amount beneficially owned: 2,641,715.

(b)	Percent of class: 14.0%.

(c)	Number of shares as to which the person has:

(i)	Sole power to direct the vote: 2,386,216.

(ii)	Shared power to direct the vote: 255,499.

(iii)	Sole power to dispose or to direct the disposition of: 2,386,216.

(iv)	Shared power to dispose or to direct the disposition of: 255,499.

An Amendment No. 1 to Schedule 13G was previously inadvertently not filed pursuant to Rule 13d-2(b) under the Act by the Reporting Persons as of the year ended December 31, 2022. The Reporting Person’s beneficial ownership as of the year ended December 31, 2022 was as follows:

(a)	Amount beneficially owned: 2,836,863.

(b)	Percent of class: 11.5%.

(c)	Number of shares as to which the person has:

(i)	Sole power to direct the vote: 2,581,364.

(ii)	Shared power to direct the vote: 255,499.

(iii)	Sole power to dispose or to direct the disposition of: 2,581,364.

(iv)	Shared power to dispose or to direct the disposition of: 255,499.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

CUSIP No. 45674E 109	Page 5 of 6 Pages

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

CUSIP No. 45674E 109	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2023

WILLIAM TAI-WEI HO

/s/ William Tai-Wei Ho
Signature